                                                  ----------------------------
                                                          OMB APPROVAL
                                                  ----------------------------
                                                     OMB Number:  3235-0145
                                                   Expires: December 31, 1997
                                                    Estimated average burden
                                                  hours per response... 14.90
                                                  ----------------------------


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    )*

                                  INCO LIMITED
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                   CLASS VBN
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  45 3258 70 9
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                     TECK CORPORATION, (ATTN: K.L. DUNFEE)
                600 - 200 BURRARD STREET, VANCOUVER, BC V6C 3L9
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                AUGUST 21, 1996
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878742-AC-9           SCHEDULE 13D   Page     2    of     4     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          TECK CORPORATION
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4) SOURCE OF FUNDS* Acquired upon exchange of securities, without payment of funds, in merger of Diamond Fields Resources, Inc., a Canadian Corporation, with Inco Limited, a Canadian Corporation.
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          Incorporated under the laws of Canada
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      11.5%
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       nil
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     nil
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 nil
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          3,000,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          11.5%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          Co
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

Issuer is Inco Limited, located at 145 King Street West, Suite 1500, Toronto, Ontario and the class of equity shares is Class VBN.

Item 2. Identity and Background

Identity of the security holder is Teck Corporation, a mining company, with principal executive offices at 600-200 Burrard Street, Vancouver, B.C. which was incorporated under the laws of Canada. Except for minor proceedings under environmental standards legislation, neither Teck Corporation nor any of its subsidiaries, has been convicted of a criminal proceeding. Neither Teck Corporation nor any of its subsidiaries has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction related to provincial, federal or foreign securities laws.

Item 3. Source and Amount of Funds or Other Consideration

The securities were part of a package of securities of Inco Limited and cash acquired by Teck Corporation upon the merger of Diamond Fields Resources Inc. and Inco Limited. The merger was effected by Plan of Arrangement under the company Act (British Columbia), sanctioned by order of the Supreme Court of British Columbia. Teck Corporation made no cash payment as part of the merger.

Item 4. Purpose of Transaction

The securities were part of a package of securities of Inco Limited acquired by Teck Corporation upon the merger of Diamond Fields Resources Inc. ("DFR") and Inco Limited. Teck had no position of influence or control in the management of DFR, took no part in the negotiation of the merger or any of its terms, and has no position of influence or control in the management or affairs of Inco Limited, the surviving company in the merger.

The securities are held for investment purposes; Teck has no present intention to acquire any additional securities of this or any other class of securities of Inco, nor any present intention to dispose of any of the securities, nor to seek any changes to the issuer's charter, by-laws or instruments corresponding thereto.

Item 5. Interest in Securities of the Issuer

Teck holds 3,000,000 of the securities which represents a 11.5% interest. Teck has the sole power to vote and dispose of these securities. There have been no transactions by Teck Corporation in securities of this class of Inco Limited securities since they were acquired. No person has the power to direct the receipt of dividends or any proceeds of dispositions of the securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to any Securities of Inco Limited held by Teck Corporation.

Item 7. Material to Be Filed as Exhibits

There are no materials filed, or required to be filed, with this schedule 13D.



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 1997                               /s/ Karen L. Dunfee
-------------------------------             ------------------------------------
Date                                                     Signature

                                            Karen L. Dunfee, Corporate Secretary
                                            ------------------------------------
                                                          Name/Title